Lori B. Marino
Managing Corporate Counsel
Avaya Inc.
211 Mt. Airy Rd.
Room: 3C620
Basking Ridge, NJ 07920
Voice: 908-953-2544
Fax: 908-953-4912

July 20, 2006

Mr. Larry Spirgel

Assistant Director (Mail Stop 3720)

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:          Avaya Inc.

       Form 10-K for fiscal year ended September 30, 2005

Form 10-Q for the fiscal quarter ended March 31, 2006

(Commission File No. 001-15951)

Dear Mr. Spirgel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above-referenced Form 10-K for the fiscal year ended September 30, 2005 (the “Form 10-K”) of Avaya Inc. (the “Company”) and Form 10-Q for the quarter ended March 31, 2006 (the “Form 10-Q” and together with the Form 10-K, the “Periodic Reports”) of the Company in the letter dated June 30, 2006 (the “Comment Letter”), addressed to Garry K. McGuire, Senior Vice President and Chief Financial Officer of the Company.

On behalf of the Company, I am writing to respond to the comments.  I also confirm my conversation with Melissa Hauber, Senior Staff Accountant, on July 11, 2006, during which she permitted the Company to respond to the Comment Letter no later than Friday, July 21, 2006.  To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, and have provided our responses immediately following each comment.

Pursuant to the Staff’s instructions, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended September 30, 2005

Financial Statements

Consolidated Statements of Cash Flows, page 37

Comment 1.

In future filings, please revise your presentation of discontinued operations within your statement of cash flows to comply with SFAS 95.  For guidance, please see the speech given by Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments.  This speech is available on our website at http://www.sec.gov/news/speech/spch120605jl.htm.

Response 1.

On page 53 of the Form 10-K (Note 6 to the Consolidated Financial Statements, Supplementary Financial Information), the Company disclosed the categories of cash flows from discontinued operations in tabular format.  The same information was also disclosed on page 23 of the Form 10-K in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources.

There were no cash flows from discontinued operations reported for fiscal 2005 or year to date fiscal 2006.

In the Company’s future filings, it will present cash flows from discontinued operations on the face of the Statement of Cash Flows in each of the categories (Operating, Investing and Financing), as described in Joel Levine’s remarks at the 2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments.

Note 2.  Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 38

Comment 2.

We note your disclosure that you account for your revenue obtained from the sale and service of communication systems and applications in accordance with SAB 104.  Tell us how you determined that the guidance in SOP 97-2 was not applicable to these transactions.  In this regard, we note at page 11 of MD&A that your gross margin on the sale of products increased due in part to the increased proportion of software to hardware in your product mix.

Response 2.

Most of the Company’s communications systems equipment includes some form of embedded software which provides or enables certain functionality or capabilities.  The Company has determined that the embedded software is incidental to the product as a whole after considering the provisions included in paragraph 2 and footnote 2 of SOP 97-2.  Therefore, as disclosed in the Form 10-K, the Company recognizes revenue for sales of these systems in accordance with Staff Accounting Bulletin No. 104 (“SAB 104”).

In addition, the Company separately offers proprietary voice application software, which provides additional functionality to the communications systems noted above.   We recognize revenue for the voice application software in accordance with Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”).  The Company has not historically disclosed its revenue recognition policy related to voice applications software.  However, due to the recent growth of the Company’s revenues derived from voice applications software, we acknowledge the Staff’s comment and will provide specific disclosures within our forthcoming 10-Q for the third fiscal quarter of 2006 regarding our revenue recognition policy under SOP 97-2.

Below is substantially the disclosure that the Company intends to make in its revenue recognition critical accounting policy to be included within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” portion of its forthcoming Form 10-Q, as well as the revenue recognition accounting policy to be included in the Notes to the Company’s Consolidated Financial Statements:

The Company sells proprietary voice application software products.  The Company recognizes revenue related to these sales in accordance with Statement of Position 97-2, Software Revenue Recognition.  In multiple element software arrangements, the Company allocates revenue to each element based on its relative fair value.  The fair value of any undelivered elements is determined using vendor-specific objective evidence (“VSOE”) or, in the absence of VSOE for all the elements, the residual method when VSOE exists for all of the undelivered elements. In the absence of fair value for a delivered element, the Company first allocates revenue based on VSOE of the undelivered elements and the residual revenue to the delivered elements. Where VSOE for an undelivered element cannot be determined, the Company defers revenue for the delivered elements until the undelivered elements are delivered.

Note 15.  Operating Segments, page 71

Comment 3.

Describe for us the basis for changing your segment presentation from three to two reportable segments in fiscal 2005.  Tell us whether you have aggregated more than one operating segment into a reportable segment and, if so, how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Response 3.

Prior to fiscal 2005, the Company had three operating segments:  Enterprise Communications Group (“ECG”), Small and Medium Business Solutions (“SMBS”) and Services.  In connection with the acquisition of Tenovis in November 2004 (a significant acquisition for the Company, which comprised approximately 20% of total revenues at the time of acquisition), the Company realigned its operating segments in the first quarter of fiscal 2005 to better reflect the way it manages its business subsequent to this acquisition.  The Company re-evaluated its operating, organizational and reporting structure, resulting in changes in the Company’s go-to-market strategies, its budgeting and allocation processes and reporting relationships.  These changes reflected how the Company’s products were developed, marketed and sold to customers and also reflected the diminished significance of the Company’s small and medium business as a proportion of the whole business.  As a result, the Company now has two operating segments as defined under paragraph 10 of Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS 131”) — Global Communications Solutions (“GCS”) and Avaya Global Services (“AGS”).  The GCS operating segment included the Company’s prior operating segments of ECG and SMBS.   The AGS operating segment remained unchanged.

The GCS and AGS segments are operating segments as defined by SFAS 131 and accordingly, we have not aggregated more than one operating segment into our two reportable segments.  We believe GCS and AGS meet the criteria of an operating segment in accordance with the guidance of SFAS 131.  Each of our operating segments: (1) engages in business activities from which it may earn revenues and incur expenses, (2) has operating results that are regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”) to make decisions about allocating resources and assessing performance and (3) has discrete financial information available.

Avaya’s Chief Executive Officer (“CEO”) is its CODM as defined under SFAS 131, because the position represents the Company’s highest level of decision-making for the allocation of resources and assessment of the performance of its operating segments.  The CEO meets on a regular basis with the two segment managers (Senior Vice Presidents who report to the CEO) and evaluates the performance of these segments on a monthly basis.  The CEO does not meet regularly with any other business leaders within these two segments below the segment manager level in order to monitor and assess financial performance.  The CEO apportions resources and assesses performance only at the GCS and AGS operating segments.  It is then the responsibility of GCS and AGS operating segment managers to distribute resources and assess the performance of the businesses and product lines included within their segments.

The Company’s CEO receives internally-prepared financial results on a monthly basis.  The financial results package only includes the segment income measurements (operating income) at the GCS and AGS operating segment levels.  This financial information is the primary source of information used by the CEO to review the operating results of the Company and make decisions regarding segment resource allocation and performance.  The package also includes other financial information, such as geographical revenues, product group and service group revenues and margin analysis that provide further insights regarding the operating segment results.  In addition, the Board of Directors does not review the Company’s results below the GCS and AGS operating segment level.   Accordingly, we have concluded that the CEO is the CODM as defined under SFAS 131 and that our two operating segments, GCS and AGS, are presented as reportable segments in accordance with SFAS 131.

Note 17.  Commitments and Contingencies, page 73

Legal Proceedings, page 73

Comment 4.

We refer to your discussion of your Commission Arbitration Demand, Securities Litigation, Derivative Litigation, ERISA Class Action, Government Subpoenas and Antitrust Lawsuit.  For each of these pending cases, please tell us whether you believe it is reasonably possible that you will incur a loss.  If so, please disclose in future filings an estimate of the possible loss or range of possible losses or include a statement that indicates an estimate cannot be made.  Please provide us with this information in your response letter.

Response 4.

As of the date of this letter, the Company does not believe that it is reasonably possible that it will incur a loss with respect to the actions listed in the Periodic Reports under the headings “Commission Arbitration Demand,” “Government Subpoenas” and “Antitrust Lawsuit.”  As of the date of this letter, the Company believes that it is reasonably possible (which is defined under Paragraph 3 of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS 5”) as the chance of occurrence being “more than remote but less than likely”) that it will incur a loss with respect to the actions listed in the Periodic Reports under the headings “Securities Litigation” and “ERISA Class Action.”  Litigation is, however, inherently unpredictable and these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions that are subject to change.  With respect to the actions listed in the Periodic Reports under the heading “Derivative Litigation,” the Company has not made an assessment of probability of loss as this is an action on behalf of the Company.

The Company is aware that Paragraph 10 of SFAS 5 requires disclosure with respect to certain loss contingencies (those that do not meet the conditions for accrual or if an exposure to loss exists in excess of the amount accrued) of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.  The Company’s disclosure in future filings will be revised in response to this comment to provide the disclosure required under Paragraph 10 of SFAS 5.  In order to provide investors with more information, the Company is considering making the disclosures required under Paragraph 10 of SFAS 5 even in cases where the probability of loss is less than reasonably possible.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements, page 77

Product Financing Arrangements, page 77

Comment 5.

We note your disclosure regarding a product financing arrangement with a reseller.  This arrangement obligated you to repurchase inventory previously sold to the reseller in the event the lending institution, which financed the transaction, repossessed the reseller’s inventory of your products.  Tell us how you accounted for this obligation and its effect on your revenue recognition policy.

Response 5.

The Company had a product financing arrangement with one U.S. reseller which expired during fiscal 2005.  During the term of the arrangement, the Company was obligated under certain circumstances to repurchase inventory from the lending institution which had been previously sold to this reseller, in the event the lending institution which financed the transaction repossessed the reseller’s inventory of our products.  The Company’s obligation to repurchase inventory from the lending institution terminated 180 days from the date of invoicing to the reseller.  The repurchase amount was equal to the price originally paid to the Company by the reseller for the inventory.  There had not been any repurchases made by the Company since it entered into this agreement in March 2001.

Our revenue recognition policy related to this matter considered the criteria included in Paragraph 6 of Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists (“SFAS 48”) with respect to sales to resellers.  The Company’s revenue recognition policy requires the establishment of reserves, based on historical experience for returns from resellers, as a reduction of revenue in accordance with SFAS 48, and Emerging Issues Task Force No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products) and SAB 104.

                Please call the undersigned at (908) 953-2544 or in my absence, my colleague Frank Mahr, at (908) 953-3918, if you have any questions regarding this submission.

Very truly yours,

/s/ Lori B. Marino

Lori B. Marino

Managing Corporate Counsel

cc:           Jay Brodish, PricewaterhouseCoopers LLP

       Mark Ondash, PricewaterhouseCoopers LLP